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Exhibit 99.1

FOR IMMEDIATE RELEASE

DragonWave Reports Strong Second Quarter Fiscal Year 2015 Results

Revenue growth of 32% over previous quarter

        Ottawa, Canada, October 8, 2014 — DragonWave Inc. (TSX:DWI; NASDAQ:DRWI) a leading global supplier of packet microwave radio systems for mobile and access networks, today announced financial results for the second quarter of fiscal year 2015, ended August 31, 2014. All figures are in U.S. dollars and were prepared in accordance with U.S. generally accepted accounting principles.

        Revenue for the second quarter of fiscal year 2015 was $37.9 million, compared with $28.8 million in the first quarter of fiscal year 2015 and $25.5 million in the second quarter of fiscal year 2014. Revenue from the Nokia channel represented 60% of revenue in the second quarter of fiscal year 2015, versus 61% in both the first quarter of this fiscal year and the second quarter of fiscal year 2014. DragonWave had one other customer that contributed greater than 10% of revenue in the second quarter of fiscal year 2015.

        Gross margin for the second quarter of fiscal year 2015 was 15.5%, compared with 20.5% in the first quarter of fiscal year 2015 and 11.0% in the second quarter of fiscal year 2014. The gross margin in the second quarter of fiscal year 2015 reflects the inclusion of an inventory impairment provision of $1.2 million. If you exclude this provision, the gross margin before inventory provision was 18.8% during the second quarter of fiscal year 2015.

        Net loss applicable to shareholders in the second quarter of fiscal year 2015 was $8.9 million or ($0.14) per basic and diluted share. This compares to a net loss applicable to shareholders of $6.6 million or ($0.11) per basic and diluted share in the first quarter of fiscal year 2015 and a net loss applicable to shareholders of $10.5 million or ($0.28) per basic and diluted share in the second quarter of fiscal year 2014.

        "We delivered another quarter of strong sequential growth," said DragonWave President and CEO Peter Allen. "Our product leadership together with strong global capex cycles underpin the business momentum we are experiencing. We anticipate fiscal third-quarter revenue to grow between 20% and 30% compared to our fiscal second quarter."

        Cash and cash equivalents totaled $33.6 million at the end of the second quarter of fiscal year 2015, compared to $15.6 million at the end of the first quarter of fiscal year 2015.

Webcast and Conference Call Details:

        The DragonWave management team will discuss the results on a webcast and conference call beginning at 8:30 a.m. Eastern Time on October 9, 2014.

        The live webcast and presentation slides will be available at the Investor Relations section of the DragonWave website at: http://investor.dragonwaveinc.com/events.cfm

        An archive of the webcast will be available at the same link.

Conference call dial-in numbers:

Toll-free North America Dial-in: (877) 312-9202

International Dial-in: (408) 774-4000

About DragonWave

        DragonWave® is a leading provider of high-capacity packet microwave solutions that drive next-generation IP networks. DragonWave's carrier-grade point-to-point packet microwave systems transmit broadband voice, video and data, enabling service providers, government agencies, enterprises and other organizations to meet their increasing bandwidth requirements rapidly and affordably. The principal application of DragonWave's products is wireless network backhaul, including a range of products ideally suited to support the emergence of underlying small cell networks. Additional solutions include leased line replacement, last mile fiber extension and enterprise networks. DragonWave's corporate headquarters is located in Ottawa, Ontario, with sales locations in Europe, Asia, the Middle East and North America. For more information, visit http://www.dragonwaveinc.com.

        DragonWave® and Horizon® are registered trademarks of DragonWave Inc.

Non-GAAP Financial Measures

        This press release contains certain information that is not consistent with financial measures prescribed under GAAP. We break out "Gross margin before inventory provisions" as this measure allows management to evaluate our operational performance and compare to prior periods more effectively. The closest GAAP measure is gross margin, which as set forth in the release was 15.5% for the second quarter of fiscal year 2015. "Gross margin before inventory provisions" does not have any standardized meaning prescribed by GAAP, is therefore unlikely to be to be comparable to similar measures presented by other companies, and is not designed to replace other measures of financial performance or the statement of operations as an indicator of performance. This measure should not be considered in isolation or as a substitute for other measures of performance calculated according to GAAP. We use this non-GAAP measure because it provides additional information on our existing and active commercial operations performance.

Forward-Looking Statements

        Certain statements in this release constitute forward-looking statements within the meaning of applicable securities laws. Forward-looking statements include statements as to DragonWave's growth opportunities and the potential benefits of, and demand for, DragonWave's products, as well as our expectations regarding Q3 FY2015 revenues and the funnel for both direct sales and the Nokia channel. These statements are subject to certain assumptions, risks and uncertainties, including our view of the relative position of DragonWave's products compared to competitive offerings in the industry, the timing of orders and deliveries, revenues and expenses, and constraints in the supply chain. Readers are cautioned not to place undue reliance on such statements. DragonWave's actual results, performance, achievements and developments may differ materially from the results, performance, achievements or developments expressed or implied by such statements. Risk factors that may cause the actual results, performance, achievements or developments of DragonWave to differ materially from the results, performance, achievements or developments expressed or implied by such statements can be found in the public documents filed by DragonWave with U.S. and Canadian securities regulatory authorities. DragonWave assumes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by law.

        Forward-looking statements are provided to assist external stakeholders in understanding DragonWave's expectations as of the date of this release and may not be appropriate for other purposes. Material risks and uncertainties relating to our business are described under the heading "Risks and Uncertainties" in the MD&A dated October 8, 2014 and in the Company's Annual Information Form and other public documents filed by DragonWave with Canadian and United States securities regulatory authorities, which are available at www.sedar.com and www.sec.gov, respectively.

Investor Contact: John Lawlor Investor Relations DragonWave Inc. jlawlor@dragonwaveinc.com Tel: 613-599-9991 ext 2424	Media Contact: Nadine Kittle Marketing Communications DragonWave Inc. nkittle@dragonwaveinc.com Tel: 613-599-9991 ext 2262	Media Contact: Becky Obbema Interprose Public Relations (for DragonWave) Becky.Obbema@interprosepr.com Tel: (408) 778-2024

CONSOLIDATED BALANCE SHEETS

Expressed in US $000's except share amounts

(Unaudited)

	As at August 31, 2014	As at February 28, 2014
Assets
Current Assets
Cash and cash equivalents	33,572	18,992
Trade receivables	32,921	17,408
Inventory	20,394	30,416
Other current assets	5,616	5,909
Deferred tax asset	119	69

	92,622	72,794
Long Term Assets
Property and equipment	3,274	3,168
Deferred tax asset	1,508	1,536
Deferred financing cost	46	60
Intangible assets	1,220	1,635
Goodwill	11,927	11,927

	17,975	18,326
Total Assets	110,597	91,120

Liabilities
Current Liabilities
Accounts payable and accrued liabilities	34,160	29,964
Deferred revenue	870	984
Capital lease obligation	598	1,795

	35,628	32,743
Long Term Liabilities
Debt facility	19,000	15,000
Other long term liabilities	2,198	574
Warrant liability	4,104	1,360

	25,302	16,934
Shareholders' equity
Capital stock	220,914	198,593
Contributed surplus	7,766	7,118
Deficit	(169,897)	(154,505)
Accumulated other comprehensive loss	(9,618)	(9,682)

Total Shareholders' equity	49,165	41,524
Non-controlling interests	502	(81)

Total Equity	49,667	41,443
Total Liabilities and Equity	110,597	91,120

Shares issued & outstanding	75,242,381	58,008,746

CONSOLIDATED STATEMENTS OF OPERATIONS

Expressed in US $000's except share and per share amounts

(Unaudited)

	Three months ended		Six months ended
	August 31, 2014	August 31, 2013	August 31, 2014	August 31, 2013
REVENUE	37,933	25,453	66,704	49,985
Cost of sales	32,040	22,659	54,925	44,371

Gross profit	5,893	2,794	11,779	5,614

EXPENSES
Research and development	4,428	4,783	8,693	10,085
Selling and marketing	3,308	3,175	6,673	6,557
General and administrative	4,429	4,433	8,855	9,181

	12,165	12,391	24,221	25,823

Loss before other items	(6,272)	(9,597)	(12,442)	(20,209)
Amortization of intangible assets	(339)	(437)	(648)	(996)
Accretion expense	—	(56)	(40)	(121)
Interest expense	(379)	(380)	(804)	(918)
Gain on change in estimate	—	342	101	342
Gain on contract amendment	—	—	—	5,285
Warrant issuance expenses	(221)	—	(221)	—
Fair value adjustment — warrant liability	(1,002)	—	(852)	—
Foreign exchange gain (loss)	253	(397)	374	(495)

Loss before income taxes	(7,960)	(10,525)	(14,532)	(17,112)
Income tax expense	450	76	545	168

Net Loss	(8,410)	(10,601)	(15,077)	(17,280)
Net (Gain) Loss Attributable to Non-Controlling Interest	(454)	92	(419)	146

Net Loss applicable to shareholders	(8,864)	(10,509)	(15,496)	(17,134)
Net loss per share
Basic	(0.14)	(0.28)	(0.25)	(0.45)
Diluted	(0.14)	(0.28)	(0.25)	(0.45)
Weighted Average Shares Outstanding
Basic	63,894,060	38,112,887	61,056,200	38,086,403
Diluted	63,894,060	38,112,887	61,056,200	38,086,403

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  Exhibit 99.1
DragonWave Reports Strong Second Quarter Fiscal Year 2015 Results
CONSOLIDATED BALANCE SHEETS Expressed in US $000's except share amounts (Unaudited)
CONSOLIDATED STATEMENTS OF OPERATIONS Expressed in US $000's except share and per share amounts (Unaudited)